SEC 1745 (01-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Omnicell, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68213N 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68213N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Randall A. Lipps

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 823,692(1)

	6.	Shared Voting Power 624,737(2)

	7.	Sole Dispositive Power 823,692(1)

	8.	Shared Dispositive Power 624,737(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,927(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.43%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 746,198 options exercisable within 60 days of December 31, 2005. Also includes 94,992 shares held in trust accounts for the benefit of Mr. Lipps’ minor children (the “CUTMA Trusts”), which includes 8,750 shares to be transferred to Mr. Lipps’ adult daughter, subsequent to December 31, 2005.  Mr. Lipps is the trustee of the CUTMA Trusts and is deemed to have beneficial ownership of the shares held by the CUTMA Trusts.

(2) Represents shares held in the Lipps Revocable Trust U/A/D 12/15/97 (the “Trust”).  Mr. Lipps is the trustee of the Trust and is deemed to have beneficial ownership of the shares held by the Trust.

Item 1.
	(a)	Name of Issuer Omnicell, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1201 Charleston Road, Mountain View, CA 94043

Item 2.
	(a)	Name of Person Filing Randall A. Lipps
	(b)	Address of Principal Business Office or, if none, Residence c/o Omnicell, Inc. 1201 Charleston Road, Mountain View, CA 94043
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68213N 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,465,927(1)(2)
(b) Percent of class: 5.43%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 823,692(1)
(ii) Shared power to vote or to direct the vote 624,737(2)
(iii) Sole power to dispose or to direct the disposition of 823,692(1)
(iv) Shared power to dispose or to direct the disposition of 624,737(2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

(1) Includes 746,198 options exercisable within 60 days of December 31, 2005.  Also includes shares held in trust accounts for the benefit of Mr. Lipps’ minor children (the “CUTMA Trusts”), which includes 8,750 shares to be transferred to Mr. Lipps’ adult daughter, subsequent to December 31, 2005.  Mr. Lipps is the trustee of the CUTMA Trusts and is deemed to have beneficial ownership of the shares held by the CUTMA Trusts.

(2) Represents shares held in the Lipps Revocable Trust U/A/D 12/15/97 (the “Trust”).  Mr. Lipps is the trustee of the Trust and is deemed to have beneficial ownership of the shares held by the Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date
/s/ Randall A. Lipps
Signature
Randall A. Lipps
Name/Title